FOIA Confidential Treatment Requested by Sina Corporation

SINA CORPORATION

No. 8 SINA Plaza,

Courtyard 10, the West Xibeiwang E. Road,

Haidian District, Beijing 100193,

People’s Republic of China

FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83
BY SINA CORPORATION

The entity requesting confidential treatment is

SINA CORPORATION
No. 8 SINA Plaza,
Courtyard 10, the West Xibeiwang E. Road,
Haidian District, Beijing 100193,
People’s Republic of China
+86 10 8262 8888

November 8, 2019

VIA EDGAR

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sina Corporation (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 30, 2019
File No. 001-37361

Dear Ms. Sweeney:

This letter sets forth the Company’s supplemental responses to comment No. 1 contained in the letter dated October 1, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Due to the commercially sensitive nature of the information contained herein, the Company respectfully requests that, in accordance with Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, the information contained in this letter be treated as confidential information and not be disclosed pursuant to any request under the Freedom of Information Act (5 U.S.C. § 522) (“FOIA”).

In response to the Staff’s comment, the Company supplementally furnishes the following metrics to facilitate the Staff’s review.

Sina portal

	2016	2017	2018
Total advertiser number	21,998	16,125	13,934
Average spending per advertiser (in US$)	13,824	19,874	20,828
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*** FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. § 200.83 by Sina Corporation

Weibo advertising business

	2016	2017	2018
Total advertiser number	2,518,827	2,554,586	2,937,134
Average spending per advertiser excluding Alibaba (in US$)	204	357	470
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*** FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. § 200.83 by Sina Corporation

The Company respectfully advises the Staff that quantitatively disclosing either the total advertiser number or the average spending per advertiser on an annual basis should provide investors sufficient material information to evaluate the Company’s advertising business, and same approach has been adopted by peer issuers in their discussion of advertising business.  As explained in the Company’s earlier responses, although the Company tracks these metrics related to key accounts and SME customers internally, further bifurcating and disclosing the total number of advertisers and average spending per advertiser based on these two categories will not provide the investors with meaningful insights on the Company’s results of operations for two reasons: (a) few other peer issuers disclose comparable metrics in this level of granularity, and voluntary disclosure of this information may put the Company at competitive disadvantage; and (b) each peer issuer adopts different methodology in defining and categorizing their advertising related metrics, and voluntary disclosure of this information would not provide meaningful information to the investors for benchmarking purposes.

The Company also respectfully advises the Staff that online media services provided by Tencent, Netease, Baidu, Phoenix News Media and Sohu have similar informational features and monetization models, and are considered competitors to our Sina portal.

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If you have any additional questions or comments regarding the 2018 Form 20-F, please contact the undersigned at +86 10 8262 8888.

Very truly yours,

/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

cc:                                Charles Chao, Chairman of the Board and Chief Executive Officer, SINA Corporation
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP